

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Eric Seeton
Chief Financial Officer
Franchise Group, Inc.
2387 Liberty Way
Virginia Beach, VA 23456

> **Re: Franchise Group, Inc.**
> **Form 10-KT for the transition period ended December 28, 2019**
> **Filed April 24, 2020**
> **Form 8-K filed August 5, 2020**
> **File No. 001-35588**

Dear Mr. Seeton:

We have reviewed your September 4, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our August 21, 2020 letter.

Form 8-K filed August 5, 2020

Exhibit 99.1
Pro Forma Adjusted EBITDA , page 1

1. We note your response to comment 1. Please tell us:
   - why you believe Pro Forma Adjusted EBITDA is calculated and presented in a manner consistent with the concepts in Article 11 of Regulation S-X.
   - why you believe it is appropriate to eliminate normal recurring cash operating expenses (i.e. current and expected cost savings) that were necessary to operate your business and how you considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
   - if your presentation of Pro Forma Adjusted EBITDA represents a material term of

your credit facility and if information about that covenant is material to an investor's understanding of your financial condition or liquidity. If true, tell us how you considered Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction